Exhibit 18

CONSENT OF QUALIFIED PERSON

Heather White, B.Sc., P.Eng.
2267 Constance Drive
Oakville Ontario
Tel: 905-849-3913
Email:  whitemining@bell.net

I consent to the inclusion in this annual report on Form 40-F of NOVAGOLD RESOURCES INC., which is being filed with the United States Securities and Exchange Commission, of references to my name, to the use of “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011, and to the use of “Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” effective November 18, 2011, amended January 20, 2012  (collectively, the “Technical Reports”), the scientific and technical information for the Donlin Gold Project and the Galore Creek Copper-Gold Project since the issuance of the Technical Reports,  and the information derived from the Technical Reports, included in the 2012 Annual Information Form of NOVAGOLD RESOURCES INC. dated February 12, 2013 (the “AIF”) and Management Discussion and Analysis dated February 11, 2013 (the “MD&A”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630) and on Form F-10 (No. 333-178588) of the references to my name and the use of the Technical Report and the information derived from the Technical Report which are included in the annual report on Form 40-F.

Dated this 11th day of February, 2013.

__/s/ Heather White______________________ [Seal or Stamp]
Heather White, B.Sc., P.Eng.